Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Entasis Therapeutics Holdings Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-228384, 333-230593, 333-238076 and 333-2411672) on Form S-8 and (No. 333-234041, 333-241683 and 333-249315) on Form S-3 of Entasis Therapeutics Holdings Inc. of our report dated March 23, 2021, with respect to the consolidated balance sheets of Entasis Therapeutics Holdings Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Entasis Therapeutics Holdings Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 23, 2021